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EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

Eclipsys Solutions Corp., a corporation organized under the laws of the State of Delaware.

SDK Medical Services Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts.

Emtek Healthcare Corporation, a corporation organized under the laws of the State of Delaware.

Eclipsys International Corp., a subsidiary of Eclipsys Solutions Corp. and a corporation organized under the laws of the State of Delaware.

Eclipsys Limited, a subsidiary of Eclipsys Solutions Corp. and a limited company organized under the laws of England and Wales.

Transition Systems, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts.

HealthVISION, Inc., a corporation organized under the laws of the State of Delaware.

PowerCenter Systems, Inc., a corporation organized under the laws of the State of Delaware.